LAW OFFICES
McNAMARA & CARVER, P. A.
2907 BAY TO BAY BOULEVARD
SUITE 201
TAMPA, FLORIDA 33629

THOMAS P. McNAMARA
CHARLES H. CARVER

OF COUNSEL
ROBERT C. SANCHEZ

(813) 837-0727
FAX (813) 837-1532

January 24, 2014

BY EMAIL

Ronald P. Duplack, Esquire
Rieck and Crotty, P.C.
55 West Monroe Street, Suite 3625
Chicago, Illinois 60603

Re: Wellness Center USA, Inc. (the "Company")

Dear Ron:

Following up on my letter of December 4, 2013, we understand that the Company has not cured the default described in that letter under its Employment Agreements with William A. Lambos and Peter A. Hannouche. Therefore, on behalf of Dr. Lambos and Mr. Hannouche, we hereby notify the Company that such Employment Agreements are terminated, and we renew our demand for immediate payment of all accrued but unpaid salary.

Further, effective immediately, Dr. Lambos and Mr. Hannouche resign from the Company's Board of Directors.

Sincerely,

Thomas P. McNamara

TPM/gmh